BHP

2 April 2019

VIA EDGAR

Mr John Hodgin

Petroleum Engineer

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

United States of America

BHP Group Limited

171 Collins Street

Melbourne Victoria 3000

Australia

GPO Box 86

Melbourne Victoria 3001

Australia

Tel +61 1300 55 47 57

Fax +61 3 9609 3015

BHP Group plc

Nova South

160 Victoria Street

London SW1E 5LB

United Kingdom

Tel +44 20 7802 4000

Fax +44 20 7802 4111

bhp.com

Dear Mr Hodgin

We are in receipt of your comment letter dated 27 March 2019 regarding the annual report on Form 20-F for the fiscal year ended 30 June 2018 of BHP Group Plc (“BHP”) (File No. 001-31714). The comment letter requests a response within ten business days of the date of the letter.

On Tuesday, 2 April 2019 (Melbourne time), via a telephone conversation between yourself and James Sharp of BHP, the staff of the Securities and Exchange Commission approved an extension until 30 April 2019 for the filing of BHP’s comment letter response. This letter is intended to formalise this conversation and approval.

BHP requested the extension for the filing of our comment letter response in order for BHP’s internal accounting, technical and business personnel to have sufficient time to provide and review an appropriately detailed response.

BHP confirms that our comment letter response will be filed no later than the 30th of April 2019. If you have any questions or comments, please do not hesitate to contact me directly.

Yours sincerely

/s/ Graham Tiver

Graham Tiver

Group Financial Controller

cc: Waldo D. Jones Jr. (Sullivan & Cromwell)

BHP Group Limited ABN 49 004 028 077, BHP Group Plc. registration number 3196209 and their respective subsidiaries are members of the BHP Group.

The BHP Group is headquartered in Melbourne, Australia.